UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2021

000-56241

(Commission File Number)

Cresco Labs Inc.

(Exact name of Registrant as specified in its charter)

400 W Erie St Suite 110

Chicago, IL 60654

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Description

99.1	Material Change Report filed March 29, 2021 (incorporated by reference from Exhibit 4.10 of the Registrant’s Amendment No. 1 to Form F-10, filed with the Commission on April 23, 2021)

99.2	First Amendment to Senior Secured Term Loan Agreement dated December 11, 2020

99.3	Senior Secured Term Loan Agreement dated January 22, 2020

99.4	Material Change Report filed April 19, 2021 (incorporated by reference from Exhibit 4.11 of the Registrant’s Amendment No. 1 to Form F-10, filed with the Commission on April 23, 2021)

99.5	Material Change Report filed April 23, 2021 (incorporated by reference from Exhibit 4.12 of the Registrant’s Amendment No. 1 to Form F-10, filed with the Commission on April 23, 2021)

99.6	Canaccord’s ATM Distribution Plan Equity Distribution Agreement dated April 23, 2021

99.7	Press Release dated April 26, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESCO LABS INC.

Date: May 3, 2021	By:	/s/ Charles Bachtell
Charles Bachtell Chief Executive Officer